SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THE GRANTING OF RIGHTS TO ACQUIRE ANGLOGOLD ASHANTI ORDINARY SHARES TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME.



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold" or "the Company")

ISIN: ZAE000043485   JSE Share code: ANG

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL
OF ANGLOGOLD ASHANTI LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of notification	:	23 March 2007
Date of grant	:	16 March 2007
Service date	:	1 January 2007
Strike price	:	NIL cost to participant
Vesting date	:	On 29 April 2005, shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of awards, in full, three years from date of service, provided that the participant is still in the employ of the company at the date of vesting. Awards granted in terms of the long-term incentive plan vests three years after date of service, to the extent that the performance conditions, under which the awards were granted, are met. Any awards not exercised by 1 January 2017 will lapse.
Class of security	:	Awards to acquire ordinary shares
Type of interest	:	Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan
Godsell : RM	Director	7,453	25,087
Carvalho Silva : R	Director	3,618	12,188
Nicolau : NF	Director	3,618	12,188
Venkatakrishnan : S	Director	3,618	12,188
Simelane : YZ	Managing Secretary	1,199	4,873
Eatwell : L	Company Secretary	373	1,409
Total awards granted to directors and company secretarial personnel		19,879	67,933
The awards granted above form part of a total award grant of		295,385	313,835
Number of participants		1,358	84
Market value per award at date of grant		R322.00	R322.00

Johannesburg
23 March 2007

JSE Sponsor : UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 23, 2007

By: /s/ L Eatwell

Name: L Eatwell

Title: Company Secretary